Exhibit (a)(1)(AA)

Dear ESPP Shareholder,

You are receiving this information because The Home Depot has amended its offer to repurchase shares of its common stock through the tender offer due to current stock market conditions.

Here’s how the offer has changed:

•	The previous range at which The Home Depot offered to buy back shares was between $39 and $44.

•	In this amended offer, The Home Depot is now offering to buy back shares between $37 and $42.

What does this mean?

•	If you have not tendered (offered your shares for sale) this gives you a fresh opportunity to consider this offer with the amended price range in mind. To tender your ESPP shares, complete the enclosed Amended Election Form and mail in the enclosed envelope.

•	If you have tendered your ESPP shares, there are several scenarios:

•	If you previously tendered your ESPP shares at a price between $39 and $42, or at the price selected by The Home Depot, and do not wish to change that direction, you do not need to do anything. Your tender is still valid. If you wish to change that direction, see the enclosed Amended Election Form for re-tendering your ESPP shares or the below instruction for withdrawing your tender.

•	If you previously tendered ESPP shares at $42.25 to $44 per share, your tender of those ESPP shares is no longer valid. If you want to tender those ESPP shares within this new range, you need to re-tender your ESPP shares. To do that, please complete the enclosed Amended Election Form and mail in the enclosed envelope.

•	If you previously tendered any of your ESPP shares at prices other than $42.25 to $44 per share, and you now do not wish to tender your ESPP shares at such price, you need to withdraw your tender offer. To obtain a withdrawal form, refer to your original tender offer materials, visit the myCompany page on myApron, or contact the Information Agent at 1-800-628-8536.

Here are a few examples:

Under the original tender offer, Associate A tendered 40% of his ESPP shares at the price selected by The Home Depot. Associate B tendered 20% of her ESPP shares at $39. Associate C tendered 100% of his ESPP shares at $44.

Under the amended offer:

•	A’s tender of 40% of shares at the price selected by The Home Depot is still valid. The Home Depot may purchase those shares from A at a price selected by The Home Depot, which now could be as low as $37.

•	B’s tender of 20% of her shares at $39 is still valid.

•	C’s tender of 100% of his shares at $44 is no longer valid.

•	If these associates want to change any portion of their tender offer, they need to use the guidelines above as a reference and complete the indicated form.

It’s important for you to decide if this amended offer is right for you. It is critical that you return the appropriate materials indicating your desire to tender your ESPP shares or withdraw your ESPP shares before the specified date. Due to this amended offer, the deadline dates have changed. Please see the enclosed materials for complete details.

Note:  If you are receiving tender offer materials for the first time, it is because you are a new shareholder. To see more information, including a Q&A, that explains what a tender offer is and how it works, visit the myCompany tab on myApron. Please contact the Information Agent at 1-800-628-8536 for tender offer materials.

Special note for ESPP participants:  Your Amended Election Form or withdrawal form must be received by 5 p.m., New York City Time, on August 28, 2007. To contact the plan administrator call 1-800-843-2150 (option 1 for English, option 2 for Spanish, option 3 for French).

This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot’s common stock. The Home Depot’s offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase, dated July 10, 2007, as amended by the Supplement to the Offer to Purchase and the related materials dated August 10, 2007, as amended and supplemented from time to time. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from the information agent, D. F. King & Co., Inc., by calling toll-free: 800-628-8536.